Pricing Supplement No. 933                         Rule 424(b)(3)
Dated February 21, 1996                         File No. 33-54929
(To Prospectus Dated                                 and 33-51269
October 12, 1994 and
Prospectus Supplement
Dated October 12, 1994)

325,000 ELKS SM (Equity-Linked Securities SM)

Salomon Inc

Medium-Term Notes, Series D
(Registered Notes - Fixed Rate)
4.50% AMP Common Equity-Linked Securities Due February 26, 1998
(Issue Price Based on the Per Share Price of AMP Incorporated
Common Stock)


The 4.50% AMP Common Equity-Linked Securities Due February 26, 1998 (each, an "ELK," and in the aggregate, the "ELKS") being offered hereby are Medium-Term Notes, Series D of Salomon Inc ("Salomon" or the "Company"), as further described below and in the Company's Prospectus dated October 12, 1994 and its Prospectus Supplement dated October 12, 1994.

The principal amount of each of the ELKS offered hereby will be $43.00 (the closing price of the common stock, without par value (the "AMP Common Stock"), of AMP Incorporated ("AMP") on February 21, 1996, as reported on the New York Stock Exchange) (the "Issue Price"). The ELKS will mature on February 26, 1998. Interest on the ELKS, at the rate of 4.50% of the principal amount per annum (or $1.935 per annum), is payable quarterly on each May 26, August 26, November 26 and February 26, beginning May 26, 1996. The ELKS are not subject to redemption or any sinking fund prior to maturity.

At maturity (including as a result of acceleration or otherwise), the principal amount of each ELK will be mandatorily exchanged by the Company into an amount of shares of AMP Common Stock (or, at the Company's option under the circumstances described herein, the cash equivalent) with a value equal to the lesser of (A) 145.50% of the Issue Price or (B) the Maturity Price. The "Maturity Price" means the average Closing Price (as defined herein) of AMP Common Stock, subject to adjustment as a result of certain dilution events (see "Description of the ELKS - Dilution Adjustments" herein), for the 10 Trading Days (as defined herein) immediately prior to maturity. Accordingly, the value of the AMP Common Stock to be received by holders of the ELKS at maturity will not necessarily equal the Issue Price thereof. If the Maturity Price is less than the Issue Price, the value of AMP Common Stock to be received at maturity will be less than the price paid for the ELKS.

See "Risk Factors Relating to ELKS" beginning on page PS-2 for a discussion of certain factors that should be carefully considered by prospective purchasers.

For a discussion of certain United States federal income tax consequences for holders of ELKS, see "Certain United States
Federal Income Tax Considerations."

"AMP" is a trade name used by AMP. AMP is not affiliated with the Company, is not involved in this offering of ELKS and will have no obligations with respect to the ELKS. See "Risk Factors
Relating to ELKS--Lack of Affiliation Between AMP and the
Company."

"ELKS" and "Equity-Linked Securities" are service marks of Salomon Brothers Inc.

----------------------------------------------------------------
             Price to         Agent's         Proceeds to
             Public(1)        Commission      Company(1)
Per ELK....  $43.00           $0.00           $43.00
Total......  $13,975,000      $0.00           $13,975,000
----------------------------------------------------------------
(1) Plus accrued interest, if any, from February 26, 1996 to the date of delivery.

---------------------
Salomon Brothers Inc
---------------------
                  RISK FACTORS RELATING TO ELKS

     As described in more detail below, the trading price of the ELKS may vary considerably prior to maturity (including by acceleration or otherwise, "Maturity") due to, among other things, fluctuations in the market price of AMP Common Stock and other events that are difficult to predict and beyond the Company's control.

Comparison to Other Debt Securities

     The terms of the ELKS differ from those of ordinary debt securities in that the amount of the AMP Common Stock (or cash equivalent thereof) that a holder of the ELKS will receive upon mandatory exchange of the principal amount thereof at Maturity (the "Amount Receivable at Maturity") is not fixed, but is based on the market price of AMP Common Stock. There can be no assurance that the Amount Receivable at Maturity will be equal to or greater than the Issue Price and, if the price of AMP Common Stock at Maturity is less than the Issue Price, the Amount Receivable at Maturity will be less, in which case an investment in ELKS may result in a loss.

Relationship of the ELKS and AMP Common Stock

     It is impossible to predict whether the price of AMP Common Stock will rise or fall. Trading prices of AMP Common Stock will be influenced by AMP's operational results and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally, the stock exchange on which AMP Common Stock is traded and the market segment of which AMP is a part. See "AMP Incorporated" herein. Trading prices of AMP Common Stock also may be influenced if the Company or another principal shareholder of AMP hereafter issues securities with terms similar to those of the ELKS or otherwise transfers shares of AMP Common Stock.

     Holders of the ELKS will not be entitled to any rights with respect to AMP Common Stock (including, without limitation, voting rights and the rights to receive any dividends or other distributions in respect thereof) until such time, if any, as the Company shall deliver shares of AMP Common Stock to holders of the ELKS at Maturity thereof and the applicable record date, if any, for the exercise of such rights occurs after such date.

     There can be no assurance that AMP will continue to be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and distribute reports, proxy statements and other information required thereby to its stockholders. In the event that AMP ceases to be subject to such reporting requirements and the ELKS continue to be outstanding, pricing information for the ELKS may be more difficult to obtain and the value and liquidity of the ELKS may be adversely affected.

Dilution of AMP Common Stock

     The Amount Receivable at Maturity is subject to adjustment for certain events arising from, among others, stock splits and combinations, stock dividends, extraordinary cash dividends and certain other actions of AMP that modify its capital structure as well as a merger or consolidation in which AMP is not the surviving or resulting corporation, a sale or transfer of all or substantially all of the assets of AMP and the liquidation, dissolution, winding up or bankruptcy of AMP. See "Description of the ELKS--Dilution Adjustments." Such Amount Receivable at Maturity may not be adjusted for other events, such as offerings of AMP Common Stock for cash or in connection with acquisitions, that may adversely affect the price of AMP Common Stock and, because of the relationship of such Amount Receivable at Maturity to the price of AMP Common Stock, such other events may adversely affect the trading price of the ELKS. There can be no assurance that AMP will not make offerings of AMP Common Stock or take such other action in the future or as to the amount of such offerings, if any.


Lack of Affiliation Between the Company and AMP

     The Company is not affiliated with AMP and, although the Company has no knowledge that any of the events described in the preceding subsection are currently being contemplated by AMP or of any that would have a material adverse effect on AMP or on the price of AMP Common Stock, such events are beyond the Company's ability to control and are difficult to predict.

     AMP is not involved in the offering of ELKS and has no obligations with respect to the ELKS, including any obligation to take the needs of the Company or of holders of ELKS into consideration for any reason. AMP will not receive any of the proceeds of the offering of the ELKS made hereby and is not responsible for, and has not participated in, the determination of the timing of, prices for, or quantities of, the ELKS to be issued or in the determination or calculation of the Amount Receivable at Maturity. AMP is not involved with the administration, marketing or trading of the ELKS and has no obligations with respect to the Amount Receivable at Maturity.

Possible Illiquidity of the Secondary Market

     It is not possible to predict how the ELKS will trade in the secondary market or whether such market will be liquid or illiquid. ELKS are novel and innovative securities and there is currently no secondary market for the ELKS. The ELKS will not be listed or traded on any securities exchange or trading market. Accordingly, pricing information for the ELKS may be difficult to obtain and the liquidity of the ELKS may be limited. The Agent currently intends, but is not obligated, to make a market in the ELKS. There can be no assurance that a secondary market will develop or, if a secondary market does develop, that it will provide the holders of the ELKS with liquidity or that it will continue for the life of the ELKS.

Uncertainty of Federal Income Tax Consequences

     No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the ELKS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under "Certain United States Federal Income Tax Considerations."


                   USE OF PROCEEDS AND HEDGING

     A portion of the proceeds to be received by the Company from the sale of the ELKS is being used by the Company or one or more of its subsidiaries before and immediately following the initial offering of the ELKS to acquire AMP Common Stock or listed or over-the-counter options contracts in, or other derivative or synthetic instruments related to, AMP Common Stock in connection with hedging the Company's obligations under the ELKS. The balance of such proceeds will be used for general corporate purposes. See "Use of Proceeds" in the Prospectus. From time to time after the initial offering and prior to the maturity of the ELKS, depending on market conditions (including the market price of AMP Common Stock), in connection with hedging with respect to the ELKS, the Company expects that it or one or more of its subsidiaries will increase or decrease their initial hedging positions using dynamic hedging techniques and may take long or short positions in AMP Common Stock, in listed or over-the-counter options contracts in, or other derivative or synthetic instruments related to, AMP Common Stock. In addition, the Company or one or more of its subsidiaries may purchase or otherwise acquire a long or short position in ELKS from time to time and may, in their sole discretion, hold or resell such ELKS. The Company or one or more of its subsidiaries may also take positions in other types of appropriate financial instruments that may become available in the future. To the extent that the Company or one or more of its subsidiaries have a long hedge position in AMP Common Stock or options contracts in, or other derivative or synthetic instruments related to, AMP Common Stock, the Company or one or more of its subsidiaries may liquidate a portion of their holdings at or about the time of the maturity of the ELKS. Depending, among other things, on future market conditions, the aggregate amount and the composition of such positions are likely to vary over time. Profits or losses from any such position cannot be ascertained until such position is closed out and any offsetting position or positions are taken into account.

                        AMP INCORPORATED

     According to publicly available documents, AMP, a Pennsylvania corporation, is engaged, together with its consolidated subsidiaries, in the design, manufacture and marketing of a broad range of electronic, electrical and electro-optic connection devices. AMP is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, AMP files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of such material can be inspected and copied at the public reference facilities maintained by the Commission and at the offices of the New York Stock Exchange, Inc. at the addresses specified under "Available Information" in the Prospectus.

     This Pricing Supplement relates only to the ELKS offered hereby and does not relate to the AMP Common Stock. All disclosures contained in this Pricing Supplement regarding AMP are derived from the publicly available documents described in the preceding paragraph. Neither the Company nor the Agent have participated in the preparation of such documents or made any due diligence inquiry with respect to the information provided therein. Neither the Company nor the Agent makes any representation that such publicly available documents or any of the publicly available information regarding AMP are accurate or complete. There can be no assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of AMP Common Stock (and therefore the Issue Price, the Maturity Price and the Amount Receivable at Maturity) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure or failure to disclose material future events concerning AMP could affect the Amount Receivable at Maturity with respect to the ELKS and therefore the trading prices of the ELKS. Neither the Company nor any of its affiliates makes any representation to any purchaser of the ELKS as to the performance of AMP Stock.

     The Company or its affiliates may presently or from time to time engage in business with AMP including extending loans to, or making equity investments in, AMP or providing advisory services to AMP, including merger and acquisitions advisory services. In the course of such business, the Company or its affiliates may acquire non-public information with respect to AMP and, in addition, one or more affiliates of the Company may publish research reports with respect to AMP. The Company does not make any representation to any purchaser of ELKS with respect to any matters whatsoever relating to AMP. Any prospective purchaser of ELKS should undertake an independent investigation of AMP as in its judgment is appropriate to make an informed decision with respect to an investment in AMP Common Stock.


      PRICE RANGE AND DIVIDEND HISTORY OF AMP COMMON STOCK

     AMP Common Stock is traded and is quoted on the New York Stock Exchange ("NYSE") under the symbol AMP. The following table sets forth, for the indicated periods, the reported high and low sales prices of the shares of AMP Common Stock as reported on the New York Stock Exchange Composite Tape and the quarterly cash dividend per share for the indicated periods.

                 Sales Prices
                 -------------------------
                 High            Low           Dividends Paid
                 ------          ------        --------------
1994
  1st Quarter    $32.75          $29.625       $0.21
  2nd Quarter     34.75           28.8125       0.21
  3rd Quarter     39.125          34.375        0.21
  4th Quarter     39.6875         33.6875       0.21

1995
  1st Quarter    $38.1875        $35.0625      $0.23
  2nd Quarter     46.25           35.875        0.23
  3rd Quarter     44.625          37.50         0.23
  4th Quarter     42.125          36.00         0.23

1996
  1st Quarter
  (through
  February 21,
  1996)          $43.625         $36.375        -

     For a recent sales price of the AMP Common Stock, see the cover page of this Pricing Supplement.

     The Company makes no representations as to the amount of dividends, if any, that AMP will pay in the future. In any event, holders of ELKS will not be entitled to receive any dividends that may be payable on AMP Common Stock until such time as the Company, if it so elects, delivers AMP Common Stock at maturity of the ELKS, and then only with respect to dividends having a record date on or after the date of delivery of such AMP Common Stock. See "Description of the ELKS."

                     DESCRIPTION OF THE ELKS

     The description in this Pricing Supplement of the terms of the ELKS supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the Registered Notes set forth in the accompanying Prospectus and Prospectus Supplement, to which descriptions reference is hereby made.

General

     The ELKS are Medium-Term Notes, Series D (as defined in the Prospectus Supplement), to be issued under the Senior Debt Indenture (as defined in the Prospectus) dated as of December 1, 1988, as supplemented from time to time, and as supplemented by the Seventh Supplemental Indenture, dated as of February 1, 1996 (the Senior Debt Indenture, as supplemented from time to time, the "Indenture"), between the Company and Citibank, N.A., a national banking association, as Trustee (the "Trustee").

     The aggregate number of ELKS to be issued will be 325,000.
The ELKS will mature on February 26, 1998. In the future the Company may issue additional Debt Securities or other securities with terms similar to those of the ELKS.

     Each ELK, which will be issued with a principal amount of $43.00, will bear interest at the annual rate of 4.50% of the principal amount per annum (or $1.935 per annum) from February 26, 1996, or from the most recent Interest Payment Date (as defined below) to which interest has been paid or provided for until the principal amount thereof is exchanged at Maturity pursuant to the terms of the ELKS. Interest on the ELKS will be payable quarterly in arrears on each May 26, August 26, November 26 and February 26, commencing May 26, 1996 (each, an "Interest Payment Date"), to the persons in whose names the ELKS are registered at the close of business on the fifteenth day preceding such Interest Payment Date, whether or not such day is a Business Day (as defined below), provided that interest payable at Maturity shall be payable to the person to whom the principal is payable. Interest on the ELKS will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on such Interest Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, and no additional interest will accrue as a result of such delayed payment. "Business Day" means any day that is not a Saturday, a Sunday or a day on which the NYSE or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

     At Maturity (including as a result of acceleration or otherwise), the principal amount of each ELK will be mandatorily exchanged by the Company into an amount of shares of AMP Common Stock having a value equal to the lesser of (A) 145.50% of the Issue Price or (B) the Maturity Price (as defined below). ACCORDINGLY, THE VALUE OF THE AMP COMMON STOCK TO BE RECEIVED BY HOLDERS OF THE ELKS (OR, AS DISCUSSED BELOW, THE CASH EQUIVALENT TO BE RECEIVED IN LIEU OF SUCH SHARES) AT MATURITY WILL NOT NECESSARILY EQUAL THE ISSUE PRICE OF SUCH ELKS. Any shares of AMP Common Stock delivered by the Company to the holders of the ELKS that are not affiliated with AMP shall be free of any transfer restrictions and the holders of the ELKS will be responsible for the payment of any and all brokerage costs upon the subsequent sale of such shares. No fractional shares of AMP Common Stock will be issued at Maturity. See "--Fractional Shares" below. Although it is the Company's current intention to deliver shares of AMP Common Stock at Maturity, the Company may at its option deliver cash, in lieu of delivering such shares of AMP Common Stock, except where such delivery would violate applicable state law. The amount of cash deliverable in respect of each ELK shall be equal to the lesser of (A) 145.50% of the Issue Price or (B) the Maturity Price. In the event the Company elects to deliver cash in lieu of shares at Maturity, it will be obligated to deliver cash to all holders of ELKS, except those holders with respect to whom it has determined delivery of cash may violate applicable state law and as to whom it will deliver shares of AMP Common Stock. On or prior to the fifteenth Business Day prior to February 26, 1998, the Company will notify the Trustee, which will notify The Depository Trust Company (which will notify the holders of the ELKS), stating whether the principal amount of each ELK will be exchanged for shares of AMP Common Stock or cash; provided, however, that if the Company intends to deliver cash, the Company shall have the right, as a condition to delivery of such cash, to require certification as to the domicile and residency of each beneficial holder of ELKS.

     The "Maturity Price" is defined as the average Closing Price per share of AMP Common Stock for a Calculation Period (as defined below) of 10 Trading Days occurring immediately prior to (but not including) the date of Maturity; provided, however, that if no Closing Price for the AMP Common Stock may be determined for one or more (but not all) of such Trading Days, such Trading Days shall be disregarded in the calculation of the Maturity Price (but no additional Trading Days shall be added to the Calculation Period). If no Closing Price for the AMP Common Stock may be determined for any of such 10 Trading Days, "Maturity Price" shall be defined as the market value per share of the AMP Common Stock as of Maturity as determined by a nationally recognized independent investment banking firm retained for this purpose by the Company. The "Closing Price" of any security on any date of determination means the closing sale price (or, if no closing price is reported, the last reported sale price) of such security (regular way) on the NYSE on such date or, if such security is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal U.S. securities exchange on which such security is so listed, or if such security is not so listed on a U.S. national or regional securities exchange, as reported by The NASDAQ National Market, or, if such security is not so reported, the last quoted bid price for such security in the over-the-counter market as reported by the National Quotation Bureau or similar organization. A "Trading Day" means, with respect to any security, a day on which the principal market for such security is open for trading or quotation. The "Calculation Period" means the relevant period for which an average Closing Price must be determined.

     Interest on the ELKS will be payable, and delivery of AMP Common Stock (or, at the option of the Company, its cash equivalent) in exchange for the ELKS at Maturity will be made upon surrender of such ELKS, at the office or agency of the Company maintained for such purposes; provided, however, that payment of interest may be made at the option of the Company by check mailed to the persons in whose names the ELKS are registered at the close of business on February 11, May 11, August 11 and November 11. See "Description of Registered Notes- -Book-Entry System" in the Prospectus Supplement. Initially such office will be the principal corporate trust office of the Trustee in the City of New York.

     The ELKS will be transferable at any time or from time to time at the aforementioned office. No service charge will be made to the holder for any such transfer except for any tax or governmental charge incidental thereto.

     The Indenture does not contain any restriction on the ability of the Company to sell, pledge or convey all or any portion of the AMP Common Stock held by it or its subsidiaries, and no such shares of AMP Common Stock will be pledged or otherwise held in escrow for use at Maturity of the ELKS. Consequently, in the event of a bankruptcy, insolvency or liquidation of the Company or its subsidiaries, the AMP Common Stock, if any, owned by the Company or its subsidiaries will be subject to the claims of the creditors of the Company or its subsidiaries, respectively. In addition, as described herein, the Company will have the option, exercisable in its sole discretion, to satisfy its obligations pursuant to the mandatory exchange for the principal amount of each ELK at Maturity by delivering to holders of the ELKS either the number of shares of AMP Common Stock specified above or cash in an amount equal to the product of such number of shares multiplied by the Maturity Price. In the event of such a sale, pledge or conveyance, a holder of the ELKS may be more likely to receive cash in lieu of AMP Common Stock. As a result, there can be no assurance that the Company will elect at Maturity to deliver AMP Common Stock or, if it so elects, that it will use all or any portion of its current holdings of AMP Common Stock to make such delivery. Consequently, holders of the ELKS will not be entitled to any rights with respect to AMP Common Stock (including, without limitation, voting rights and rights to receive any dividends or other distributions in respect thereof) until such time, if any, as the Company shall have delivered shares of AMP Common Stock to holders of the ELKS at Maturity thereof.

Dilution Adjustments

     The Closing Price of AMP Common Stock on any of the 10 Trading Days used to calculate the Maturity Price shall be subject to adjustment as described below to the extent that any of the events requiring such adjustment occur during the period commencing on the date hereof and ending at the maturity of the
ELKS:

     (i) AMP Common Stock Dividends, Extraordinary Cash Dividends and Other Distributions. In the event that a dividend or other distribution is declared (i) on any class of AMP's capital stock (or on the capital stock of any AMP Survivor, as defined in (iv) below) payable in shares of AMP Common Stock (or the common stock of any AMP Survivor) or
     (ii) on AMP Common Stock payable in cash in an amount greater than 10% of the Closing Price of AMP Common Stock on the date fixed for the determination of the shareholders of AMP entitled to receive such cash dividend (an "Extraordinary Cash Dividend"), any Closing Price of AMP Common Stock (or the common stock of any AMP Survivor) used to calculate the Maturity Price on any Trading Day that follows the date (the "AMP Record Date") fixed for the determination of the shareholders of AMP (or any AMP Survivor) entitled to receive such distribution shall be increased by multiplying such Closing Price by a fraction of which the numerator shall be the number of shares of AMP Common Stock (or the common stock of any AMP Survivor) outstanding on the AMP Record Date plus the number of shares constituting such distribution or, in the case of an Extraordinary Cash Dividend, plus the number of shares of AMP Common Stock that could be purchased with the amount of such Extraordinary Cash Dividend at the Closing Price of AMP Common Stock on the Trading Day immediately subsequent to such AMP Record Date, and the denominator shall be the number of shares of AMP Common Stock (or the common stock of any AMP Survivor) outstanding on the AMP Record Date.

     (ii) Subdivisions and Combinations of AMP Common Stock. In the event that the outstanding shares of AMP Common Stock (or the common stock of any AMP Survivor) are subdivided into a greater number of shares, the Closing Price of AMP Common Stock (or the common stock of any AMP Survivor) used to calculate the Maturity Price on any Trading Day that follows the date on which such subdivision becomes effective will be proportionately increased, and conversely, in the event that the outstanding shares of AMP Common Stock (or the common stock of any AMP Survivor) are combined into a smaller number of shares, such Closing Price will be proportionately reduced.

     (iii) Reclassifications of AMP Common Stock. In the event that AMP Common Stock (or the common stock of any AMP Survivor) is changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (except to the extent otherwise provided in (i) or (ii) above or pursuant to a consolidation, merger, sale, transfer, lease or conveyance, liquidation, dissolution or winding up, as described in (iv) below), the Maturity Price shall be calculated by using the Closing Prices of the shares of stock into which a share of AMP Common Stock (or the common stock of any AMP Survivor) was changed on any Trading Day that follows the effectiveness of such change.

     (iv) Dissolution of AMP; Mergers, Consolidations or Sales of Assets in which AMP is Not the Surviving Entity; Spin-Offs. In the event of any (A) consolidation or merger of AMP, or any surviving entity or subsequent surviving entity of AMP (an "AMP Survivor") with or into another entity (other than a consolidation or merger in which AMP is the surviving entity), (B) sale, transfer, lease, or conveyance of all or substantially all of the assets of AMP or any AMP Survivor, (C) liquidation, dissolution or winding up of AMP or any AMP Survivor or (D) any declaration of a distribution on AMP Common Stock or the common stock of any subsidiary of AMP (an "AMP Spin-Off") (any of the events described in (A),
     (B), (C) or (D), a "Reorganization Event"), for purposes of determining the Maturity Price, the Closing Price of AMP Common Stock on any Trading Day subsequent to the effective time of any Reorganization Event will be deemed to be the value of the cash and other property (including securities) received by a holder of a share of AMP Common Stock in any such Reorganization Event plus, in the case of an AMP Spin-Off, the value of a share of AMP Common Stock, or, to the extent that such holder obtains securities in any Reorganization Event, the value of the cash and other property received by the holder of such securities in any subsequent Reorganization Event. For purposes of determining any such Closing Prices, the value of (A) any cash and other property (other than securities) received in any such Reorganization Event will be an amount equal to the value of such cash and other property at the effective time of such Reorganization Event and (B) any property consisting of securities received in any such Reorganization Event will be an amount equal to the Closing Prices of such securities.


     Notwithstanding the foregoing, the Amount Receivable at Maturity for each ELK will not, under any circumstances, exceed
145.50% of the Issue Price (or $62.565 per ELK).

     No adjustments will be made for certain other events, such as offerings of AMP Common Stock by AMP for cash or in connection with acquisitions.

Fractional Shares

     No fractional shares of AMP Common Stock will be issued if the Company exchanges the ELKS for shares of AMP Common Stock.
If more than one ELK shall be surrendered for exchange at one time by the same holder, the number of full shares of AMP Common Stock which shall be delivered upon exchange, in whole or in part, as the case may be, shall be computed on the basis of the aggregate number of ELKS so surrendered at Maturity. In lieu of any fractional share otherwise issuable in respect of all ELKS of any holder which are exchanged at Maturity, such holder shall be entitled to receive an amount in cash equal to the value of such fractional share at the Maturity Price.

Redemption

     The ELKS are not subject to redemption prior to Maturity and do not contain sinking fund or other mandatory redemption provisions. The ELKS are not subject to payment prior to the date of Maturity at the option of the holder.

     CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary supplements, and to the extent inconsistent therewith replaces, the discussion of United States taxation set forth in the accompanying Prospectus Supplement under the heading "United States Tax Considerations," to which discussion reference is hereby made.

     The following discussion is a summary of the principal U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States and an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source (any of the foregoing, a "U.S. person") who is the beneficial owner of a ELKS (a "U.S. Holder"). All references to "holders" (including U.S. Holders) are to beneficial owners of the ELKS. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this Pricing Supplement (or in the case of certain Treasury regulations now in proposed form), all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary. This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the ELKS and who will hold the ELKS and, if applicable, AMP Common Stock as capital assets. This summary does not address all aspects of federal income taxation that may be relevant to a particular holder in light of his or its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the ELKS as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the ELKS and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE ELKS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE ELKS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

     The Company intends to treat an ELKS for U.S. federal income tax purposes as a combination of a fixed loan in an amount equal to the issue price of the ELKS (the "Exchange Note") and the application of the principal repayment of that loan at maturity to a capped forward purchase contract (the "Purchase Contract") on AMP Common Stock. Under this approach, the Company intends to treat each payment of interest on an ELKS as ordinary interest income to the holder of the ELK. Any such interest income would be includable in income in accordance with the holder's regular method of tax accounting.

     Under the approach described above, a holder will be required to allocate the purchase price of the ELKS between the two components of the ELKS (the Exchange Note and the Purchase Contract) on the basis of their relative fair market values. The purchase price so allocated will generally constitute the tax basis for each component. The Company expects that a holder may choose to allocate the entire purchase price of the ELKS to the Exchange Note. Upon the sale or other disposition of an ELKS, a U.S. Holder generally will be required to allocate the amount realized between the two components of the ELKS on the basis of their then relative fair market values. A U.S. Holder will recognize gain or loss with respect to each component equal to the difference between the amount realized on the sale or other disposition for each such component and the U.S. Holder's tax basis in such component. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the ELKS for more than one year at the time of disposition.

     At maturity, on the repayment of the Exchange Note, a U.S. Holder will recognize long-term capital gain or loss equal to any differences between its tax basis and the principal amount of the Exchange Note. (In general, an initial holder who purchases the ELKS for the Initial Price and therefore has allocated all of its purchase price to the Exchange Note should not have gain or loss on repayment because its tax basis will equal the principal amount.) If the Company delivers AMP Common Stock, a U.S. Holder will recognize no additional gain or loss on the exchange, pursuant to the Purchase Contract, of the principal payment due on the Exchange Note for the AMP Common Stock. However, a U.S. Holder will recognize additional gain or loss (which will be short-term capital gain or loss rather than long-term capital gain or loss) with respect to cash received in lieu of fractional shares. The amount of such gain or loss recognized by a U.S. Holder will be equal to the difference between the cash received and the portion of the principal amount of the Exchange Note allocable to fractional shares. A U.S. Holder will have a tax basis in stock delivered by the Company equal to the principal amount of the Exchange Note less the amount of the portion of the principal amount of the Exchange Note allocable to the fractional shares and will realize capital gain or loss upon the sale or disposition of such stock. Alternatively, at Maturity, if the Company pays the ELKS in cash, a U.S. Holder will have capital gain or loss equal to any difference between the principal amount of the Exchange Note and the amount of cash received from the Company.

     Due to the absence of authority as to the proper characterization of the ELKS, no assurance can be given that the IRS will accept or that a court will uphold the characterization and tax treatment described above. Proposed Treasury regulations issued in 1994 with respect to "contingent payment" debt instruments (the "Proposed Regulations") would provide for a different tax result under some circumstances for instruments with characteristics similar to the ELKS, but the Proposed Regulations would be effective only for instruments issued 60 days or more after publication as final regulations. Under the Proposed Regulations, the amount of interest included in a holder's taxable income for any year would generally be determined by projecting the amounts of contingent payments and the yield on the instrument. Taxable interest income would be measured with reference to the projected yield, which might be less than or greater than the stated interest rate under the instrument. In the event that the amount of an actual contingent payment differed from the projected amount of that payment, the difference would generally increase or reduce taxable interest income, or create a loss. Because of their prospective effective date, the Proposed Regulations, if finalized in their current form, would not apply to the ELKS. In addition, it is unclear whether the IRS would view a single instrument that has "principal" that is entirely contingent as debt for U.S. federal income tax purposes.

     Even in the absence of regulations applicable to the ELKS, the ELKS may be characterized in a manner that results in tax consequences different from those reflected in the agreement and described above, including treating the ELKS as a single instrument or treating the Purchase Contract element of the ELKS as itself the combination of a forward contract and one or more options. Under alternative characterizations of the ELKS, it is possible, for example, that (i) gain may be treated as ordinary income, instead of capital gain, (ii) a U.S. Holder may be taxable upon the receipt of AMP Common Stock with a value in excess of the principal amount of the Exchange Note, rather than upon the sale of such stock, or (iii) all or part of the interest income on the Exchange Note may be treated as nontaxable, increasing the gain (or decreasing the loss) at Maturity or disposition of the ELKS (or disposition of the AMP Common Stock).

Non-United States Persons

     In the case of a holder of the ELKS that is not a U.S. person, payments made with respect to the ELKS should not be subject to U.S. withholding tax; PROVIDED that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the ELKS by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Backup Withholding and Information Reporting

     A holder of the ELKS may be subject to information reporting and to backup withholding at a rate of 31 percent of certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.